Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended,  and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

Combination of The Dow Chemical Company’s “Dow
Chlorine Products” with Olin

March 27, 2015

Andrew N. Liveris Chairman and Chief Executive Officer

Joseph D. Rupp Chairman and Chief Executive Officer

SEC Disclosure Rules

Some of our comments today include statements about our
expectations for the future. Those expectations involve
risks and uncertainties. The parties cannot guarantee the
accuracy of any forecasts or estimates, and we do not plan
to update any forward-looking statements if our expectations change. If you would like more information on the risks
involved in forward-looking statements, please see each
companies’ annual report and SEC filings.

In addition, some of our comments reference non-GAAP
financial measures. Where available, presentation of and
reconciliation to the most directly comparable GAAP
financial measures and other associated disclosures are
provided on the Internet at each companies’ website.
tm Trademark of The Dow Chemical Company or an affiliated
company of Dow. “EBITDA” is defined as earnings (i.e., “Net
Income”) before interest, income taxes, depreciation and
amortization.

SEC Disclosure Rules

Important Notices and Additional Information

In connection with the proposed transaction, Blue Cube
Spinco Inc. (“Spinco”) will file a registration statement on
Form S-4/S-1 containing a prospectus and Olin Corporation
will file a proxy statement on Schedule 14A and a
registration statement on Form S-4 containing a prospectus
with the Securities and Exchange Commission (the “SEC”).
INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE
REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT
WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED
TRANSACTION. Investors and security holders may obtain a
free copy of the prospectuses and proxy statement (when
available) and other documents filed by The Dow Chemical
Company (“TDCC”), Spinco and Olin with the SEC at the SEC's
web site at http://www.sec.gov. Free copies of these
documents, once available, and each of the companies’ other
filings with the SEC may also be obtained from the
respective companies by directing a written request to Olin
at 190 Carondelet Plaza, Clayton, MO 63105 Attention:
Investor Relations or TDCC or Spinco at The Dow Chemical
Company, 2030 Dow Center, Midland, Michigan 48674,
Attention: Investor Relations.

This communication is not a solicitation of a proxy
from any investor or security holder. However, Olin,
TDCC, and certain of their respective directors,
executive officers and other members of management and
employees, may be deemed to be participants in the
solicitation of proxies from shareholders of Olin in
respect of the proposed transaction under the rules of
the SEC. Information regarding Olin directors and
executive officers is available in Olin 2014 Annual
Report on Form 10-K filed with the SEC on February 25,
2015, and in its definitive proxy statement for its
annual meeting of shareholders filed March 4, 2015.
Information regarding TDCC’s directors and executive
officers is available in TDCC’s Annual Report on Form
10-K filed with the SEC on February 13, 2015, and in
its definitive proxy statement for its annual meeting
of shareholders, which is expected to be filed on March
27, 2015. These documents can be obtained free of
charge from the sources indicated above. Other
information regarding the participants in the proxy
solicitation and a description of their direct and
indirect interests, by security holdings or otherwise,
will be contained in the registration statements,
prospectuses and proxy statement and other relevant
materials to be filed with the SEC when they become
available.

This communication shall not constitute an offer to
sell or the solicitation of an offer to sell or the
solicitation of an offer to buy any securities, nor
shall there be any sale of securities in any
jurisdiction in which such offer, solicitation or sale
would be unlawful prior to registration or
qualification under the securities laws of any such
jurisdiction. No offer of securities shall be made
except by means of a prospectus meeting the
requirements of Section 10 of the Securities Act of
1933, as amended.
tm Trademark of The Dow Chemical Company or an affiliated
company of Dow. “EBITDA” is defined as earnings (i.e.,
“Net Income”) before interest, income taxes,
depreciation and amortization.

Agenda

Transaction Overview

Strategic Alignment

Details of “New Olin”

Strategic Benefits of Transaction

Creates ~$7B revenue industry leader in Chlor-Alkali and derivatives

Highly complementary to strategic objectives of both
companies, which significantly enhances shareholder and
customer value

Another step in Dow’s transformation to a more
focused and targeted portfolio while maintaining integration benefits

“New Olin” will have substantial operational cost
synergies, as well as significant growth potential

“New Olin” will have strong financial flexibility
to support growth, better serve customers and reward shareholders

Transaction Uniquely Unleashes Value to Deliver Win-Win-Win
For “New Olin”, for Dow and for Both Companies’ Shareholders

Dow's Portfolio Evolution

Steady Drumbeat of Actions

Portfolio Management and Productivity Actions

- **2012**
  - Announced Plans to Restructure Costs and Shut Down Assets
- **2013**
  - Divestiture Actions Begin
  - Sale of PPL&C
  - Announced Chlorine Carve-Out
  - Exceeded $500MM Cost Savings
- **2014**
  - $450MM Rail Car Sale
  - Expanded Divestiture Target to $7B – $8.5B
  - Sold Angus, SBH
- **2015**
  - Dow Chlorine Products Merger

Strategic Investments

- **2012**
  - Board Commences Detailed Strategic Reviews
- **2013**
  - Restart St. Charles Cracker
  - Sadara financial close
  - Break ground on PDH facility
- **2014**
  - Break ground on USGC Ethylene facility
  - Enlist obtains USDA and EPA Approval
- **2015**
  - Sadara to start up 2H15
  - PDH to start up mid-2015
  - DAS 2015-2019 New Product Launches

Proactive, Self-Help Actions Driving
Record Adjusted EBITDA, Cash From Operations and Shareholder Rewards

Excludes the impact of the K-Dow award in 2013

6

Significant Value Creation for All Shareholders

Transaction Overview

Formation of ~$7B revenue Chlor-Alkali and derivatives
leader Transaction based on $5B RMT structure for Dow
Chlorine Products (DCP) at 8x multiple “New Olin” to
benefit from a minimum of $200MM of operational
synergies Strong, long-term operator at Dow’s
integrated sites All contracts structured to deliver
value Highly complementary assets offer ability for
strategic growth, product expansion and improved
customer offerings and service

Dow Exceeds Divestiture Target

Pre-Tax Proceeds ($B)

Completed

In Progress

Kuwait and Other JV Optimization
Dow Chlorine Products

Sodium Borohydride (~$200MM)
Angus($1.2B)

~$450MM Asset Sales
(Railcars, Land, etc.)

~$850MM in 2013
PPL&C, others)

~$3B

~$3B Tax Eq.

$5B Pre-Tax

Taxable Equivalent Value

$8 B

>$7B?$8.5B

Completed

Dow Chlorine Products

Expanded Target

*Assumes 37% tax rate

Complementary Profiles

Chlor-Alkali History

Dow

Olin

118 yrs

123 yrs

Recent Chlorine Strategy

Rationalizing

Growing

Global Chlor-Alkali Capacity*

Top 10

Top 10

Asset Locations

Global

Regional US & Canada

Downstream Applications

18

3

Cultural Fit

Envelope Expertise

Experience at Shared Sites

Strong Operational and EH&S Stewardship

*Source: IHS

Creates premier company with the scope and expertise to
grow in the marketplace and generate significant
shareholder value

Transaction Overview

Structure and Considerations

Reverse Morris Trust structure - split-off intention
Total value of $5B at 8x multiple, consisting of ~$2.2B
in common stock, ~$2.0B in cash and cash equivalents,
~$0.8B in assumed debt and pension liabilities Separate
agreement on ethylene is additive and highly
value-creating for Dow

Ownership

Approximately 50.5% Dow shareholders
Approximately 49.5% existing Olin shareholders
80.6 million shares outstanding of “New Olin”

Governance

Olin’s existing Board of Directors plus three
additional directors designated by Dow Olin’s CEO and
combined executive team to lead “New Olin”

Conditions of Expected Closing

Simple majority from Olin shareholder vote Customary
closing conditions, relevant tax rulings and regulatory
authority approvals Expected closing year-end 2015

Merger of Dow Chlorine Products Business
with Olin Corporation

March 26, 2015

Diversifies Olin’s Business Mix

2014 pro forma EBITDA by business ($bn)

Dow Chlorine Products

Olin

Pro forma NewCo

Epoxy
12%

Global Chlorinated Organics
18%

0%

Chlor Alkali & Vinyl
70%

+

~$0.64bn

Olin

Winchester
37%

Chemical Distribution
4%

=

Chlor Alkali
59%

$0.34bn

Winchester
14%

Global Chlorinated Organics
12%

Epoxy
7%

Chemical Distribution
1%

Chlor-Alkali & Vinyl
66%

~$1.0bn

Source: Olin and Dow management

Creates a Leader in Chlorine-Based Products

Top chlorine producers worldwide (kMT)

Chlorine global capacity: ~90,000 kMT

5,647

3,730

3,430

2,363

2,249

2,249

1,917

1,886

1,719

+
DCP1

DCP1

Source: CMAI 2014 average capacities in kMT
1 Includes 50% of Dow Mitsui Chlor Alkali joint venture chlorine capacity
2 Capacity in Brazil, Germany and Australia not in scope of transaction

Significant Cost Synergies with Strategic Opportunities Upside

Synergies breakdown

Expected value

Logistics & procurement

Increased procurement efficiencies
Elimination of duplicate terminals and optimization of freight to terminals
Reduction of net acquisition cost for purchased caustic
Savings from trucking and rail fleet optimization
COGS reduction opportunities

$50mm

Operational efficiencies

SG&A
Cost optimization
Energy utilization

$70mm

Asset optimization

Consolidation of select operations and facilities across the business
Installation of new capacity
Relocation of select manufacturing processes

$80mm

Total cost synergies to be achieved by end of third year

$200mm

Accessing new segments and customers

Increased sales to new third-party customers
Access to new product segments

Potential upside to $300mm

Significant Cash Flow to Drive De-Leveraging

Total debt / Pro forma LTM EBITDA ($mm)1

2.0x

Current Olin
as of 12/31/14

3.0x

Pro forma at signing

2.5x

Pro forma at signing + $200mm of run-rate synergies

Commentary

Olin has long track-record of prudent capital structure management

Management remains committed to conservative financial policy

Opportunity to de-lever from ~3.0x total debt / pro
forma LTM EBITDA to ~2.5x by the end of year 2

Significant run-rate free cash flow conversion2 in
excess of 80% supporting de-levering and growth

Participate in co-producer ethylene economics

Reduced volatility and uncertainty of cash flow from
diversified portfolio and long-term partnership and
supply agreements with The Dow Chemical Company

Source: Olin management estimates
1 Pro forma LTM EBITDA of ~$1bn as of 12/31/2014
2 Free cash flow conversion defined as EBITDA
less capital expenditures / EBITDA

Summary of Dow Value Drivers

Dow exceeds its divestment target of $7B-$8.5B

Continued execution of ongoing strategic objectives to
deliver increasing returns through a narrower, more
targeted portfolio of market-aligned businesses

Enables Dow to maintain physical integration for all of
our key downstream businesses

Immediately enhances shareholder value through high
multiple in a tax efficient structure and ability to
share in synergies and growth of newly merged company

Dow can accelerate share buyback, reduce debt, and
shed a low-ROC business

Supplements Dow’s already strong cash position,
providing further financial flexibility for
shareholder-accretive cash deployment and dividends

New owner is best owner based on integrated chlorine envelope

Ongoing Portfolio Management Drives
Significant Shareholder Value Creation, Enhanced Financial Flexibility

Appendix

Pro Forma Global Operating Footprint



Plaquemine, LA
CA, EDC
Perc
Brine, Power
Russellville, AR
Cell assembly and maintenance
Rheinmünster, Germany
CER
Terneuzen, Netherlands
Cumene
Freeport, TX
CA, VCM, EDC
Epi/Allyl, LER, CER
BisA, Phenol/Acetone
CMP, Tric, VDC
Brine, Power
Bécancour, QC
Stade, Germany
CMP, Perc, Tric
Epi/Allyl, LER,
CER, BisA
Niagara Falls, NY
Tacoma, WA
Pisticci, Italy
CER
Henderson, NV
Baltringen, Germany
CER
Tracy, CA
Augusta, GA
Gumi, South Korea
CER
Roberta, GA
CER
Santa Fe Springs, CA
St Gabriel, LA
Zhangjiagang, China
CER
Charleston, TN
McIntosh, AL
Guaruja, Sao Paulo, Brazil
LER, CER
Chlor–Alkali & Vinyl
Epoxy
Global Chlorinated Organics
Supporting assets

Source: Olin and Dow management

17

RMT Transaction Value Overview

Units = $ Billions

RMT Value

Consideration in Debt/Cash

$2.0

Assumptions of Pension and Debt

$0.8

Subtotal Cash/Debt/Pensions

$2.8

Consideration in stock*

$2.2

Pre-Tax Consideration for DCP

$5.0

2014 EBITDA Multiple

8x

Separate agreement on ethylene is additive and highly value creating

* Based on a share price as of March 25, 2015 market close